 Exhibit 99.1

Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Eldorado Gold Corporation
Reporting Year	From	1/1/2020	To:	12/31/2020	Date submitted	5/26/2021
Reporting Entity ESTMA Identification Number	E919377

Other Subsidiaries Included (optional field)

For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Eldorado Gold (Quebec) Inc (ID: E558445)

Not Substituted

Attestation by Reporting Entity
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Philip Yee				Date	5/25/2021
Position Title	Executive VP and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2020	To:	12/31/2020
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Turkey	Federal Government of the Republic of Turkey		42,600,000	7,120,000	7,290,000					57,010,000
Payments to Kavaklidere Tax Office, General Directorate of Mining and Oil Affairs, Ministry of Justice, Regional Directorate of Forestry, Baskent Tax Office, Ulubey Tax Office, Yegenbey Tax Office

Payments made in TRY, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 7.2. See also Note 1 below.

Turkey	Menderes Municipal Government			160,000						160,000	Payments made in TRY, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 7.2.
Turkey	Ulubey Municipal Government				190,000					190,000	Payments made in TRY, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 7.2.
Turkey	Usak Municipal Government				190,000					190,000	Payments made in TRY, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 7.2.
Canada	Municipality of Val-d'Or		200,000							200,000	Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.34.
Canada	Government of Quebec		10,740,000							10,740,000
Payments to Revenu Quebec and the Commission Scolaire de l'Or-et-des-Bois.

Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.34.

Greece	Federal Government of Greece		5,070,000	2,340,000						7,410,000	Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 1.13. See also Notes 2 and 3 below.
Romania	Certej Municipal Government				140,000					140,000	Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.2.
Romania	Federal Government of Romania		480,000							480,000
Payments to the Ministry of Public Finance, Ministry of Agriculture and Rural Development and the National Agency for Mineral Resources.

Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.2.

Brazil	Federal Government of Brazil				230,000					230,000
Payments to the National Historical and Archaeological Heritage Institute and the Chico Mendes Institute for Biodiversity Conservation. See also Note 4 below.

Payments made in BRL, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 5.2.

Additional Notes:
1. Taxes of $73,880,000 were paid to the Federal Government of the Republic of Turkey of which $31,280,000 were paid through offset of VAT refundable and $42,600,000 was paid in cash.
2. Taxes of $7,570,000 were paid to the Greek State of which $2,500,000 was paid through offset of VAT and other amounts refundable and $5,070,000 was paid in cash. Taxes were paid primarily to appeal tax audits and are refundable in the event appeals are successful.
3. Royalties of $4,250,000 were paid to the Greek State of which $1,910,000 was paid through offset of VAT and other amounts refundable and $2,340,000 was paid in cash.
4. Fees include a $31,000 vehicle purchased and donated in-kind.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2020	To:	12/31/2020
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)
Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Turkey	Kisladag	150,000	3,770,000	5,840,000					9,760,000	Note 1
Turkey	Efemcukuru	60,000	3,510,000	1,270,000					4,840,000	Note 1
Turkey	Ankara Office	42,390,000		560,000					42,950,000	Note 1
Canada	Lamaque Operations	10,940,000							10,940,000	Note 2
Greece	Olympias		1,490,000						1,490,000	Note 3
Greece	Stratoni		770,000						770,000	Note 3
Greece	Skouries		60,000						60,000	Note 3
Greece	Perama Hill	10,000	20,000						30,000	Note 3
Greece	Kassandra Mines	5,060,000							5,060,000	Note 3
Romania	Certej	480,000		140,000					620,000	Note 4
Brazil	Tocantinzinho			200,000					200,000	Note 5
Brazil	Vila Nova			30,000					30,000	A $31,000 vehicle was purchased and donated in-kind.

Additional Notes:
1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 7.2.
2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.34.
3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.13.
4. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.2.
5. Payments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 5.2.

Reporting Principles

1.
Basis of Accounting
The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2020 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.
Basis of Presentation
The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.
Reporting Currency
All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.
Rounding
All figures have been rounded to the nearest $10,000 U.S. dollars.

5.
Control
As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.